FORM 5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


Check this box if no longer
subject to Section 16. Form
4 or Form 5 obligations may
continue.  See Instruction 1(b).
Form 3 Holdings Reported
Form 4 Transactions Reported

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

-------------------------------------   -------------------------------------------   ------------------------------------------
1.Name and Address of Reporting Person*    2.Issuer Name and Ticker or Trading Symbol   6.Relationship of Reporting Person to Issuer
                                                                                                              (Check all applicable)
  Smith, William W.
                                         Elcom International, Inc. -  ELCO              X  Director              10% Owner
---------------------------------------- -----------------------------------------
(Last)(First)(Middle)                     3.IRS or Social Security   4.Statement for         Officer(Give          Other(specify
                                           Number of Reporting         Month/Year            title below)               below)
 10 Oceana Way                             Person (Voluntary)          12/98
 ----------------------------------------                         --------------------- --------------------------------------------
    (Street)                                                       5.If Amendment, Date     7.Individual or Joint/Group Filing
                                                                    of Original (Month    (Check applicable line)
 Norwood, MA  02062                                                /Year)
 -------------------------------------- -------------------------  --------------------
(City) (State)(Zip)                                                                         X Form Filed by one Reporting Person
                                                                                              Form Filed by more than one Reporting
                                                                                              Person


Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------------------------------------------------------------------------------------------------------------------
-------------------------- ---------------- -------------- ----------------------- ----------------- ----------------- ------------
1.Title of Security       2.Transaction    3.Transaction   4.Securities Acquired    5.Amount of       6.Ownership      7.Nature of
  (Instr. 3)                Date             Code            (A)or Disposed of(D)    Securities         Form:            Indirect

                            Month/Day/       (Instr. 8)     (Instr. 3, 4 and 5)      Beneficially       Direct (D)or     Beneficial
                            Year)                           ------- ------ ------    Owned at End       Indirect (I)     Ownership
                                                            Amount  (A)or  Price     of Issuer's        (Instr. 3)       (Instr. 4)
                                                                    (D)              Fiscal Year
                                                                                     (Instr. 3
                                                                                      and 4)

-------------------------- ---------------- --------------- ---------------------  ------------------- -------------  -------------
        Common Stock, $.01 par value                                                    -0-
------------------------------------------- --------------- --------------------- ------------------- --------------- -------------
------------------------------------------- --------------- --------------------- ------------------- --------------  -------------
------------------------------------------- --------------- --------------------- ------------------- --------------- -------------
------------------------------------------- --------------- --------------------- ------------------- --------------- -------------
------------------------------------------- --------------- --------------------- ------------------- --------------- -------------
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

*  If the form is filed by more than one Reporting Person, see Instruction 4(b)
(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                      (Print or Type Responses)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.Title of Derivative 2.Conver- 3.Trans- 4.Trans- 5.Number of  6.Date Exer-     7.Title and     8.Price  9.Number 10.Owner- 11.Na-
  Security(Instr. 3)   sion or  action   action   Derivative    cisable and     Amount of       of       of Deriv- ship      ture
                      Exercise  Date     Code     Securities    Expiration      Underlying      Deriv-   ative     Form      of In-
                      Price of  (Month/           Acquired(A)   Date            Securities      ative    Secur-    of De-    direct
                      Deriv-    Day/     Instr.8) or Disposed   (Month/Day/     (Instr.3 and    Secur-   ities     tivative  Bene-
                      ative     Year)             of (D)            Year)       4)              ity      Bene-     Secur-    ficial
                      Security                                                                  (Instr.  Ficially  ity;      Own-
                                                  (Instr. 3,4                                            Owned    Direct     ership
                                                   and 5)                                                at End   (D) or
                                                                                                         of Month Indi-
                               (Date of                                                                           rect(I)  Instr.4)
                               Option                          Date   Expira-          Amount or        (Instr.4)
                               Grant)                          Exer-  tion      Title  Number of                 (Instr.4)
                                                               cis-   Date             Shares
                                                  (A)   (D)    able
--------------------- -------- --------- -------- ----- ----- ------- -------   ------- --------  ------- -------- ----------------

Stock Option
(right to buy)        $.11     2/23/93                          (3)     2/23/03  Common                    5,540     D
(1)(2)                                                                           Stock
---------------------- ------- --------- -------- ----- ------ ------- --------- ------- --------- ------ --------  -------- ------

Stock Option
(right to buy)         (4)      (4)                            (4)       (4)     Common                    20,000(4) D
(1)(4)                                                                           Stock
---------------------- ------- --------- -------- ----- ------ ------- --------- -------- --------- ----- --------- -------- ------

Stock Option
(right to buy)        $4.25    6/1/98     A       5,000        6/1/99  6/1/08     Common      5,000        5,000     D
(1)                                                             (5)              Stock
---------------------- ------- --------  -------- ----- ------ ------- -------- --------- --------- ----- ---------- ------- -------



Explanation of Responses:


(1)Granted in tandem with tax withholding rights pursuant to a stock option plan of Elcom International, Inc. which complies with Rule 16b-3.(2)
(2)Previously reported.
(3)Such option was fully vested on March 30, 1997.
(4)The reporting person was granted options to buy 20,000 shares of Common Stock (in tandem with tax withholding rights) pursuant to a stock option plan of Elcom International, Inc., in reliance on the exemption provided by Rule 16b-3. All options were granted between October 9, 1995 and June 2, 1997, at exercise prices ranging from $5.875 to $6.57 per share, will expire between October 9, 2005 and June 2, 2007 and are exercisable between October 9, 1996 and June 2, 2000, with each grant vesting ratablyover three years commencing one year from date of option grant. Ownership of these securities was reported on a previous Form 3, Form 4 or Form 5.
(5)The date noted is one year from the original date of option grant. One-third of the option vests on each anniversary of the original date of grant, commencing one year from the date of original option grant.


   **Intentional misstatements or omissions of fact constitute Federal Criminal
 Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                /s/ William W. Smith ________              February 13, 1999
                **Signature of Reporting Person                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.